Exhibit 21

LIST OF SUBSIDIARIES

1. Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong.

2. Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong.

3. Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands.